Exhibit 99.2

Ascentage Pharma to Present Data from Multiple Studies of Olverembatinib, Including the First Dataset from POLARIS-1 Study, at ASH 2025

ROCKVILLE, Md. and SUZHOU, China, November 3, 2025 — Ascentage Pharma Group International Inc. (NASDAQ: AAPG; HKEX: 6855), a global, commercial stage, integrated biopharmaceutical company engaged in the discovery, development and commercialization of novel, differentiated therapies to address unmet medical needs in cancer, announced that the latest results from multiple clinical studies of its novel drug, olverembatinib (HQP1351), have been selected for presentations at the 67th American Society of Hematology (ASH) Annual Meeting, marking the eighth consecutive year in which clinical data on olverembatinib have been selected by ASH for the Annual Meeting. This year, multiple clinical and preclinical studies on three of the company’s investigational drug candidates (olverembatinib, lisaftoclax and APG-5918) have been selected for presentations at the ASH Annual Meeting.

Developed by Ascentage Pharma, olverembatinib is the first China-approved third-generation BCR-ABL inhibitor, currently being jointly commercialized in China by Ascentage Pharma and Innovent Biologics. At this year’s ASH Annual Meeting, Ascentage Pharma will release the first dataset from the global Phase III study (POLARIS-1) of olverembatinib combined with low-intensity chemotherapy in patients with newly diagnosed (ND) Philadelphia chromosome-positive (Ph+) acute lymphoblastic leukemia (ALL). Moreover, 4-year follow-up data from a randomized controlled, registrational Phase II study of olverembatinib in patients with tyrosine kinase inhibitor (TKI)-resistant chronic-phase chronic myeloid leukemia (CML-CP); and updated data on olverembatinib in the second-line treatment of patients with non-T315I-mutant CML-CP are also set to be reported at the ASH Annual Meeting.

The ASH Annual Meeting is one of the largest gatherings of the international hematology community, aggregating the latest scientific research on the pathogenesis and clinical treatment of hematologic diseases. The 67th ASH Annual Meeting will take place on December 6-9, 2025, local time, both online and in-person in Orlando, Florida.

Dr. Yifan Zhai, Chief Medical Officer of Ascentage Pharma, said, “For eight years in a row, clinical data on olverembatinib have been selected by the ASH Annual Meeting, an achievement reflecting the strong recognition of olverembatinib by the international hematology community. Olverembatinib is currently being evaluated in three global registrational Phase III studies. This year, multiple studies of our three key drug candidates have been selected for presentation at the ASH annual Meeting, underscoring Ascentage Pharma’s robust capabilities in global innovation and clinical development. We look forward to sharing more detailed data during the conference. Moving forward, we will continue to accelerate our clinical development programs in efforts to bring more treatment options to patients as soon as possible.”

An overview of presentations featuring Ascentage Pharma’s drug candidates at ASH 2025:

Format	Drug Candidate	Abstract Title	Abstract#
Oral Presentation	Lisaftoclax （APG-2575）	Results of a registrational phase 2 study of lisaftoclax monotherapy for treatment of patients (pts) with relapsed/refractory chronic lymphocytic leukemia/small lymphocytic lymphoma (CLL/SLL) who had failed Bruton’s tyrosine kinase inhibitors (BTKis)	88
Poster Presentation	Lisaftoclax （APG-2575）	Results of the APG2575AU101 study of lisaftoclax (APG-2575) combined with azacitidine (AZA) in patients with newly diagnosed (ND) or prior venetoclax–exposed myeloid malignancies	1641
	Olverembatinib （HQP1351）	Results of POLARIS-1, a global phase 3 study (Part A): olverembatinib combined with low-intensity chemotherapy in patients with newly diagnosed (ND) Philadelphia chromosome-positive (Ph+) acute lymphoblastic leukemia (ALL)	1574
		Olverembatinib (HQP1351) demonstrates efficacy vs. best available therapy (BAT) in patients (pts) with tyrosine kinase inhibitor (TKI)-resistant chronic-phase chronic myeloid leukemia (CML-CP) in a registrational randomized phase 2 trial: up to 4-year follow-up including patients without T315I mutations	3788
		Updated efficacy and safety of olverembatinib (HQP1351) as second-line therapy in patients with chronic phase-chronic myeloid leukemia (CP-CML)	3782
		Preclinical and clinical Study of olverembatinib in patients with myeloid/lymphoid neoplasms with FGFR1 rearrangement	1979
		Olverembatinib-mediated deep remission improves allogeneic stem cell transplantation outcome in patients with blast crisis chronic myeloid leukemia: First real-world practice report	1999
		The efficacy and safety of switching to olverembatinib or continuing original TKI therapy in CML-CP patients treated with at least two prior TKIs: A prospective, multicenter, control trial	3779
		Clinical and molecular features associated with glucolipid metabolic disorders and cardio-/cerebro-vascular adverse events in CML patients receiving olverembatinib therapy	5561
	APG-5918	Embryonic ectoderm development (EED) inhibitor APG-5918 overcomes immunomodulatory drug (IMiD) resistance as monotherapy and synergizes with IMiDs/cereblon E3 ligase modulators (CELMoDs) in preclinical models of multiple myeloma (MM)	1528
Abstract Only	Olverembatinib （HQP1351）	Single CAR-t infusion during front-line consolidation induces deep and sustained remission in newly diagnosed adult ph+b- ALL: A prospective phase 2 study	442
	Lisaftoclax （APG-2575）	BCL-2 inhibition in North American adult T-cell leukemia/lymphoma: Preclinical insights and early clinical outcomes	3304

Major study abstracts on olverembatinib selected for presentations at the 2025 ASH Annual Meeting are as follows: (for details on the abstracts featuring lisaftoclax, please refer to a separate press release published at the same time)

Results of POLARIS-1, a global Phase 3 study (Part A): olverembatinib combined with low-intensity chemotherapy in patients with newly diagnosed (ND) Philadelphia chromosome-positive (Ph+) acute lymphoblastic leukemia (ALL)

Format: Poster Presentation

Abstract#: 1574

Session: 613. Acute Lymphoblastic Leukemias: Therapies Excluding Allogeneic Transplantation: Poster I

Time: Saturday, December 6, 2025; 5:30 PM – 7:30 PM EST

First Author: Prof. Suning Chen, Department of Hematology, The First Affiliated Hospital of Soochow University, Suzhou, China

Presenter: Prof. Suning Chen, Department of Hematology, The First Affiliated Hospital of Soochow University, Suzhou, China

Highlights:

This is a global registrational Phase III study (POLARIS-1; NCT06051409) designed to evaluate the efficacy and safety of olverembatinib combined with low-intensity chemotherapy in patients with ND Ph+ ALL. The primary endpoint of the study was minimal residual disease (MRD; BCR-ABL/ABL1 ≤ 0.01% by qPCR) negativity rate by the end of three induction cycles.

Efficacy Results:

●	As of July 18, 2025, among 53 efficacy-evaluable patients, 50 (94.3%) achieved a complete remission (CR) or CR with incomplete hematologic recovery by the end of induction therapy. The best MRD negativity and MRD-negative CR rates were 66.0% and 64.2%, respectively.

●	IKZF1plus (particularly with concurrent BTG1 deletion) is a widely recognized high-risk factor in B-ALL as it can often cause resistance to chemotherapies and a high propensity to relapse. Among the 10 patients in this study who had this genotype, the molecular response rate at the end of the induction therapy was 90% (9/10).

Safety Results: Olverembatinib in combination with low-dose chemotherapy was well tolerated. Common (incidence >15%) grade ≥3 treatment-emergent adverse events (TEAEs) were neutropenia (63.6%), thrombocytopenia (56.4%), leukopenia (54.5%), anemia (49.1%), pneumonia (30.9%), hypokalemia (20%), and abnormal hepatic function (16.4%).

Conclusion:

In patients with ND Ph+ ALL, olverembatinib in combination with chemotherapy demonstrated an MRD-negative CR rate of 64.2% by the end of the induction therapy and a favorable safety profile.

Olverembatinib (HQP1351) demonstrates efficacy vs. best available therapy (BAT) in patients (pts) with tyrosine kinase inhibitor (TKI)-resistant chronic-phase chronic myeloid leukemia (CML-CP) in a registrational randomized phase 2 trial: up to 4-year follow-up including patients without T315I mutations

Format: Poster Presentation

Abstract#: 3788

Session: 632. Chronic Myeloid Leukemia: Clinical and Epidemiological: Poster II

Time: Sunday, December 7, 2025; 06:00 PM - 08:00 PM EST

First Author: Prof. Qian Jiang, Peking University Institute of Hematology, Peking University People’s Hospital, Beijing, China

Presenter: Prof. Qian Jiang, Peking University Institute of Hematology, Peking University People’s Hospital, Beijing, China

Highlights:

●	This is an open-label, randomized controlled, multicenter, pivotal registrational phase II study (NCT04126681) designed to evaluate the efficacy and safety of olverembatinib in patients with CML-CP resistant and/or intolerant to first- and second-generation TKIs. This report features an update on the results released in an oral presentation at ASH 2023. As of January 13, 2025, a total of 144 patients with CML-CP were enrolled in the study, including 105 patients without the T315I mutation.

●	In this study, patients were randomized at a 2:1 ratio to the olverembatinib arm or the control arm with investigators’ choices of best available treatment (BAT). The primary endpoint is event-free survival (EFS).

Efficacy Results:

●	The olverembatinib arm achieved a significantly longer EFS than the BAT arm: among all patients with CML-CP, the median EFS of the olverembatinib arm and the BAT arm were 21.22 months and 2.86 months (P < 0.001), respectively. Among patients with CML-CP without the T315I mutation, the median EFS of the olverembatinib arm and the BAT arm were 11.96 months and 3.14 months (P = 0.0159), respectively.

●	Other efficacy parameters of the olverembatinib arm were significantly better than those of the BAT arm: among all patients with CML-CP, complete hematologic response (CHR) rates of the olverembatinib arm and the BAT arm were 85% and 34.8%; the complete cytogenetic response (CCyR) rates were 37.5% and 18.9%; the major molecular response (MMR) rates were 29.5% and 8.1%, respectively. Among patients with CML-CP without the T315I mutation treated in the olverembatinib arm or the BAT arm, the CHR rates were 82.1% and 50.0%, the CCyR rates were 25.8% and 20.7%, the MMR rates were 16.1% and 10.3%, respectively.

Safety Results: Both olverembatinib and BAT showed a favorable safety profile in patients with CML-CP with/without the T315I mutation. Major adverse event were hematologic toxicities.

Conclusion: Olverembatinib demonstrated clear therapeutic advantage over the BAT arm in patients with CML-CP resistant and/or intolerant to first- and second-generation TKIs.

Updated efficacy and safety of olverembatinib (HQP1351) as second-line therapy in patients with chronic phase-chronic myeloid leukemia (CP-CML)

Format: Poster Presentation

Abstract#: 3782

Session: 632. Chronic Myeloid Leukemia: Clinical and Epidemiological: Poster II

Time: Sunday, December 7, 2025; 6:00 PM – 8:00 PM EST

First Author: Prof. Weiming Li, Department of Hematology, Union Hospital, Tongji Medical College, Huazhong University of Science and Technology, Wuhan, China

Presenter: Prof. Weiming Li, Department of Hematology, Union Hospital, Tongji Medical College, Huazhong University of Science and Technology, Wuhan, China

Highlights:

This is an open-label, single-arm, multicenter clinical study (ChiCTR2200061655) designed to evaluate the efficacy and safety of orally administered olverembatinib at 40 mg every other day (QOD) in patients with CP-CML resistant/intolerant to one prior line of TKIs (including imatinib, flumatinib, nilotinib, and dasatinib) without the T315I mutation. As of July 24, 2025, the study has enrolled a total of 47 patients with CP-CML without the T315I mutation.

Efficacy Results:

●	As of July 24, 2025, 39 (83.0%) patients received at least one efficacy evaluation; 36 (76.6%) at least two efficacy evaluations; and 34 (72.3%) at least three efficacy evaluations. Two patients had not yet received their first efficacy evaluation.

●	As of the data cut-off date, 71.8% (28/39) of patients achieved a CCyR and 43.6% (17/39) MMR. CCyR and MMR rates assessed at the end of cycles 6, 9, 12, 15, 18, 21, and 24 were 54.3% and 25.7%, 66.7% and 33.3%, 74.2% and 35.5%, 84.6% and 46.2%, 85.7% and 47.6%, 90.0% and 60.0%, and 89.5% and 57.9%, respectively, suggesting that responses deepened as treatment persisted.

●	Among 39 efficacy-evaluable patients, 30 had received second-generation TKIs in first-line treatment. Of them, 76.7% (23/30) achieved a CCyR and 43.3% (13/30) MMR. Among the 9 patients who were pretreated with imatinib, 55.6% (5/9) achieved a CCyR and 44.4% (4/9) MMR.

Safety Results: The median (range) treatment duration was 16.0 (1-18) cycles. A total of 42 (89.4%) patients experienced treatment-related adverse events (TRAEs) of any grade, including 21 (44.7%) patients who experienced grade ≥3 TRAEs and 6 (12.8%) patients who experienced serious adverse events (SAEs) related to olverembatinib. Grade ≥3 hematologic toxicities included platelet count decreased (42.6%), neutropenia (25.5%), and anemia (8.5%). Olverembatinib-related SAEs included platelet count decreased (6.4%) and anemia, myelosuppression, and pyrexia (2.1% each). No deaths were reported during the study.

Conclusion: Olverembatinib may provide a safe and effective second-line treatment for patients with CP-CML, especially for those with disease that had failed on first-line treatment with second-generation TKIs.

*	Olverembatinib, lisaftoclax and APG-5918 are currently under investigation and have not yet been approved by the FDA in the US.

About Ascentage Pharma

Ascentage Pharma Group International (NASDAQ: AAPG; HKEX: 6855) (“Ascentage Pharma” or the “Company”) is a global, commercial stage, integrated biopharmaceutical company engaged in the discovery, development and commercialization of novel, differentiated therapies to address unmet medical needs in cancer. The Company has built a rich pipeline of innovative drug products and candidates that includes inhibitors targeting key proteins in the apoptotic pathway, such as Bcl-2 and MDM2-p53, as well as next-generation kinase inhibitors.

The lead asset, olverembatinib, is the first novel third-generation BCR-ABL1 inhibitor approved in China for the treatment of patients with CML in chronic phase (CML-CP) with T315I mutations, CML in accelerated phase (CML-AP) with T315I mutations, and CML-CP that is resistant or intolerant to first and second-generation TKIs. All indications are covered by the China National Reimbursement Drug List (NRDL). The Company is currently conducting an FDA-cleared, global registrational Phase III trial, or POLARIS-2, of olverembatinib for CML, as well as global registrational Phase III trials for patients with newly diagnosed Ph+ ALL and SDH-deficient GIST patients.

The Company’s second approved product, Lisaftoclax, is a novel Bcl-2 inhibitor for the treatment of various hematologic malignancies. Lisaftoclax is being commercialized in China following National Medical Products Administration (NMPA) approval for the treatment of adult patients with chronic lymphocytic leukemia/small lymphocytic lymphoma (CLL/SLL) who have previously received at least one systemic therapy including Bruton’s tyrosine kinase (BTK) inhibitors. The Company is currently conducting four global registrational Phase III trials: the FDA-cleared GLORA study of lisaftoclax in combination with BTK inhibitors in patients with CLL/SLL previously treated with BTK inhibitors for more than 12 months with suboptimal response; the GLORA-2 study in patients with newly diagnosed CLL/SLL; the GLORA-3 study in newly diagnosed, elderly and unfit patients with acute myeloid leukemia ( AML); and the GLORA-4 study in patients with newly diagnosed higher-risk myelodysplastic syndrome (HR MDS), a study that was simultaneously cleared by the US FDA, the EMA of the EU, and China CDE.

Leveraging its robust R&D capabilities, Ascentage Pharma has built a portfolio of global intellectual property rights and entered into global partnerships and other relationships with numerous leading biotechnology and pharmaceutical companies, such as Takeda, AstraZeneca, Merck, Pfizer, and Innovent, in addition to research and development relationships with leading research institutions, such as Dana-Farber Cancer Institute, Mayo Clinic, National Cancer Institute and the University of Michigan. For more information, visit https://ascentage.com/

Forward-Looking Statements

This press release includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements, other than statements of historical facts, contained in this press release may be forward-looking statements, including statements that express Ascentage Pharma’s opinions, expectations, beliefs, plans, objectives, assumptions or projections regarding future events or future results of operations or financial condition.

These forward-looking statements are subject to a number of risks and uncertainties as discussed in Ascentage Pharma’s filings with the SEC, including those set forth in the sections titled “Risk factors” and “Special note regarding forward-looking statements and industry data” in its Registration Statement on Form F-1, as amended, filed with the SEC on January 21, 2025, and the Form 20-F filed with the SEC on April 16, 2025, the sections headed “Forward-looking Statements” and “Risk Factors” in the prospectus of the Company for its Hong Kong initial public offering dated October 16, 2019, and other filings with the SEC and/or The Stock Exchange of Hong Kong Limited we made or make from time to time that may cause actual results, levels of activity, performance or achievements to be materially different from the information expressed or implied by these forward-looking statements. The forward-looking statements contained in this presentation do not constitute profit forecast by the Company’s management.

As a result of these factors, you should not rely on these forward-looking statements as predictions of future events. The forward-looking statements contained in this press release are based on Ascentage Pharma’s current expectations and beliefs concerning future developments and their potential effects and speak only as of the date of such statements. Ascentage Pharma does not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

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